Exhibit 99.1

Sogou Announces Third Quarter 2019 Results

BEIJING, China, November 4, 2019 — Sogou Inc. (NYSE: SOGO) (“Sogou” or “the Company”), an innovator in search and a leader in China’s internet industry, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Highlights

•                      Total revenues1 were $314.9 million, a 14% increase year-over-year, or a 17% increase in RMB terms.

•                      Net income attributable to Sogou Inc. was $36.6 million, a 53% increase year-over-year. Non-GAAP2 net income attributable to Sogou Inc. was $40.9 million, a 46% increase year-over-year.

•                      Sogou Mobile Keyboard had 464 million DAUs (daily average users), up 14% year-over-year. As China’s largest voice app, it processed up to 830 million daily voice requests.

“During the third quarter we achieved healthy top- and bottom-line growth despite the headwinds in the macro environment and the online advertising industry,” said Xiaochuan Wang, CEO of Sogou. “Search revenue continued to grow faster than the industry average, while the Recommendation Service that leverages Mobile Keyboard has maintained robust growth. Our language-centric AI technologies play an essential role across our core businesses. Of note, driven by the new AI-enabled products, our Smart Hardware business returned to a growth trajectory in the quarter.”

Mr. Wang added, “In the rest of 2019, we expect the slowing macro and online advertising sentiment to continue, as well as the ongoing tightening regulation in the Internet sector. While we are confident in our long-term trajectory, we anticipate short-term softness as the external challenges weigh in. To navigate the environment, we will focus on building our high-quality search platform and driving organic traffic growth, as well as delivering positive momentum in our new growth drivers, including Recommendation Service and Smart Hardware. “

Joe Zhou, CFO of Sogou, said, “In the third quarter, our total revenues increased to $315 million. Non-GAAP net income grew by 46% year-over-year of $41 million. Margins improved across the board, as we generated increasing contribution from organic traffic, which helped us well contain the traffic acquisition cost, and at the same time prudently managed expenses and improved operational efficiency.”

Third Quarter 2019 Financial Results

Total revenues were $314.9 million, a 14% increase year-over-year.

•                      Search and search-related revenues were $288.2 million, a 13% increase year-over-year. The increase was primarily due to growth in auction-based pay-for-click services. Auction-based pay-for-click services accounted for 88.7% of search and search-related revenues, compared to 82.7% in the corresponding period in 2018.

•                      Other revenues were $26.7 million, a 25% increase year-over-year. The increase was primarily due to increased revenues from sales of smart hardware products.

Cost of revenues was $189.3 million, a 9% increase year-over-year. Traffic acquisition cost, a primary driver of cost of revenues, was $143.7 million, a 6% increase year-over-year, representing 45.6% of total revenues, compared to 48.9% in the corresponding period in 2018.

Gross profit was $125.6 million, a 22% increase year-over-year. Non-GAAP gross profit was $125.7 million, a 22% increase year-over-year.

Total operating expenses were $98.2 million, a 10% decrease year-over-year.

•                      Research and development expenses were $50.0 million, relatively stable year-over-year, representing 15.9% of total revenues, compared to 18.3% in the corresponding period in 2018.

•                      Sales and marketing expenses were $37.5 million, a 14% decrease year-over-year, representing 11.9% of total revenues, compared to 15.8% in the corresponding period in 2018. The decrease was primarily attributable to a decrease in marketing and promotional spending.

•                      General and administrative expenses were $10.7 million, a 31% decrease year-over-year, representing 3.4% of total revenues, compared to 5.6% in the corresponding period in 2018. The decrease was primarily due to a decrease in expenses related to non-core business initiatives.

Operating income was $27.4 million, compared to an operating loss of $6.8 million in the corresponding period in 2018. Non-GAAP operating income was $31.6 million, compared to non-GAAP operating loss of $2.7 million in the corresponding period in 2018.

Other income, net was $7.6 million, compared to $24.0 million in the corresponding period in 2018. The decrease was primarily due to a $17.8 million gain from one of the Company’s equity investments recognized in the corresponding period in 2018.

Income tax expense was $2.4 million, compared to an income tax benefit of $0.4 million in the corresponding period of 2018.

Net income attributable to Sogou Inc. was $36.6 million, a 53% increase year-over-year, compared to net income of $23.9 million in the corresponding period in 2018. Non-GAAP net income attributable to Sogou Inc. was $40.9 million, a 46% increase year-over-year, compared to net income of $28.0 million in the corresponding period in 2018.

Basic and diluted earnings per ADS were $0.09. Non-GAAP basic and diluted earnings per ADS were $0.10.

As of September 30, 2019, the Company had cash and cash equivalents and short-term investments of $1.1 billion, compared with $1.0 billion as of December 31, 2018. Net operating cash inflow for the third quarter of 2019 was $19.6 million. Capital expenditures for the third quarter of 2019 were $0.7 million.

1 On a constant currency (non-GAAP) basis, if the exchange rate in the third quarter of 2019 had been the same as it was in the third quarter of 2018, or RMB 6.81=$1.00, total revenues in the third quarter of 2019 would have been 323.5 million, or $8.6 million more than GAAP total revenues, and up 17% year-over-year.

2 Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Business Outlook

For the fourth quarter of 2019, Sogou expects total revenues to be in the range $290 million to $310 million, representing a 3% decrease to 4% increase year-over-year, or a 0% to 7% increase year-over-year in RMB terms. The guidance takes into account the potential impact of the challenges in the macroeconomy and the online advertising industry, as well as the ongoing tightening regulatory environment in the Internet sector.

For the fourth quarter 2019 guidance, the Company has adopted a presumed exchange rate of RMB7.10 = $1.00, as compared with the actual exchange rate of approximately RMB6.91 = $1.00 for the fourth quarter of 2018, and RMB6.99 = $1.00 for the third quarter of 2019.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Sogou’s management uses non-GAAP measures of gross profit, gross margin, and net income that are adjusted from results based on GAAP to exclude the impact of share-based awards. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sogou’s management believes that excluding share-based compensation expense is useful for management’s internal operating purposes and for investors. The amount of share-based compensation expense cannot be anticipated by management, and this is not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Sogou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow, Sogou does not factor in this expense when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the Company’s monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on these non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sogou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, gross margin, and net income measures that exclude share-based compensation expense is that share-based compensation expense has been and is likely to continue to be a significant recurring expense in the Company’s business. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sogou’s next quarterly earnings announcement. However, Sogou reserves the right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sogou’s and Sogou management’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, intense competition in the market for search and search-related services; our need to continually innovate and adapt in order to grow our business; our reliance on Tencent platforms for a significant portion of our user traffic; and uncertainty regarding the extent and reach of PRC governmental regulation of sponsored search. Further information regarding these and other risks is included in Sogou’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 28, 2019, and other documents Sogou files with or submits to the Securities and Exchange Commission.

Conference Call and Webcast

Sogou’s management team will host a conference call at 7:30 am U.S. Eastern Time, (8:30 pm Beijing/Hong Kong time) on November 4, 2019, following this announcement of quarterly results.

The dial-in details for the live conference call are:

U.S. Toll Free:	+1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Hong Kong Local Toll:	+852-580-81995
International:	+1-412-317-6061
Passcode:	0197774

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Sogou Inc. call and provide the passcode.

A replay of the conference call may be accessed by phone at the following number until November 11, 2019:

International:	+1-412-317-0088
Passcode:	10136108

A live webcast and archive of the conference call will be available on the Investor Relations section of Sogou’s website at http://ir.sogou.com.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: ir@sogou-inc.com

For media enquiries, please contact:

Rachael Layfield

Brunswick Group

Tel: +86 10 5960-8600

Email: sogou@brunswickgroup.com

SOGOU INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Sep. 30, 2019	Jun. 30, 2019	Sep. 30, 2018
Revenues:
Search and search-related advertising revenues	$288,234	$276,152	$255,312
Other revenues	26,657	27,464	21,255
Total revenues	314,891	303,616	276,567
Cost of revenues (1)	189,280	195,863	173,622
Gross profit	125,611	107,753	102,945
Operating expenses:
Research and development (1)	50,031	50,609	50,598
Sales and marketing (1)	37,505	36,664	43,592
General and administrative (1)	10,705	8,849	15,548
Total operating expenses	98,241	96,122	109,738
Operating income/(loss)	27,370	11,631	(6,793)
Interest income	793	1,739	1,732
Foreign currency exchange gain(2)	3,198	2,387	4,521
Other income, net	7,648	4,216	24,049
Income before income tax expenses	39,009	19,973	23,509
Income tax expenses/(benefit)	2,365	(1,357)	(409)
Net income	36,644	21,330	23,918
Net income attributable to Sogou Inc.	$36,644	$21,330	$23,918
Net income attributable to ordinary shareholders	$36,644	$21,330	$23,918
Weighted average number of ordinary shares outstanding—basic	390,788	391,490	389,566
Weighted average number of ordinary shares outstanding—diluted	396,319	396,632	396,354
Net income per ordinary share—basic	$0.09	$0.05	$0.06
Net income per ordinary share—diluted	$0.09	$0.05	$0.06
Net income per ADS—basic	$0.09	$0.05	$0.06
Net income per ADS—diluted	$0.09	$0.05	$0.06

(1) Share-based compensation expense included in:
Cost of revenues	$64	$127	$234
Research and development	2,767	4,470	3,008
Sales and marketing	1,091	1,670	373
General and administrative	294	187	514
	$4,216	$6,454	$4,129

(2) Foreign currency exchange gain/(loss), mainly arising from our cross-border RMB-denominated intragroup loans, is a result of depreciation or appreciation of the RMB, respectively.

SOGOU INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2019	As of Dec. 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$111,523	$185,175
Short-term investments	972,029	851,327
Account and financing receivables, net	157,927	142,886
Prepaid and other current assets	32,743	40,122
Due from related parties	3,290	$2,608
Total current assets	1,277,512	1,222,118
Restricted cash	1,414	—
Long-term investments, net	67,479	$63,305
Fixed assets, net	122,413	147,495
Goodwill	5,458	5,625
Intangible assets, net	1,244	1,349
Deferred tax assets, net	13,929	13,793
Other assets (1)	24,153	$9,159
Total assets	$1,513,602	1,462,844
LIABILITIES
Current liabilities:
Accounts payable	$130,909	$108,679
Accrued and other short term liabilities (1)	146,271	151,399
Receipts in advance	74,454	65,324
Accrued salary and benefits	22,588	32,079
Taxes payable	66,850	60,433
Due to related parties (1)	22,005	38,425
Total current liabilities	463,077	456,339
Long-term liabilities (1)	7,030	—
Total liabilities	$470,107	$456,339
SHAREHOLDERS’ EQUITY
Sogou Inc. shareholders’ equity	1,043,495	1,006,505
Total shareholders’ equity	1,043,495	1,006,505
Total liabilities and shareholders’ equity	$1,513,602	1,462,844

(1) The Company has adopted ASU No. 2016-02, ‘‘Leases” beginning January 1, 2019.  The only major impact of the standard is that assets and liabilities for leased office space with terms of more than 12 months are recognized beginning January 1, 2019. The impact as of September 30, 2019 is approximately $16.4 million for right-of-use assets, $7.4 million for current lease liabilities and $7.0 million for long-term lease liabilities.

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Sep. 30, 2019				Three Months Ended Jun. 30, 2019				Three Months Ended Sep. 30, 2018
	GAAP	Non-GAAP Adjustments(1)		Non-GAAP	GAAP	Non-GAAP Adjustments(1)		Non-GAAP	GAAP	Non-GAAP Adjustments(1)		Non-GAAP
Gross profit	$125,611		$64	$125,675	$107,753		$127	$107,880	$102,945		$234	$103,179

Gross margin	40%			40%	35%			36%	37%			37%

Operating expenses	$98,241		$(4,152)	$94,089	$96,122		$(6,327)	$89,795	$109,738		$(3,895)	$105,843

Operating income/(loss)	$27,370		$4,216	$31,586	$11,631		$6,454	$18,085	$(6,793)		$4,129	$(2,664)

Operating margin	9%			10%	4%			6%	-2%			-1%

Income tax expenses/(benefit)	$2,365	$		$2,365	$(1,357)	$		$(1,357)	$(409)	$		$(409)

Net income	$36,644		$4,216	$40,860	$21,330		$6,454	$27,784	$23,918		$4,129	$28,047

Net income attributable to Sogou Inc.	$36,644		$4,216	$40,860	$21,330		$6,454	$27,784	$23,918		$4,129	$28,047

Net margin attributable to Sogou Inc.	12%			13%	7%			9%	9%			10%

(1) To exclude share-based compensation expense. This non-GAAP adjustment does not have an impact on income tax expense.

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